Turnstone Biologics Corp.

9310 Athena Circle, Suite 300

La Jolla, California 92037

July 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Sprague Hamill, Joshua Gorsky, Christine Torney, Mary Mast

Re: Turnstone Biologics Corp.

Registration Statement on Form S-1, as amended (File No. 333-272600)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Turnstone Biologics Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on July 20, 2023, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at (212) 479-6474 or, in his absence, Ryan Sansom of Cooley LLP at (617) 937-2335.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Very truly yours,

Turnstone Biologics Corp.

/s/ Sammy Farah
By:	Sammy Farah, M.B.A., Ph.D.
Title:	Chief Executive Officer

cc: Venkat Ramanan, Chief Financial Officer, Turnstone Biologics Corp.

P. Joseph Campisi, Jr. Esq., Chief Legal Officer, Turnstone Biologics Corp.

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Valerie Sapozhnikova, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Salvatore Vanchieri, Latham & Watkins LLP